February 10, 2005


United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Cheryl Grant, Esq.


     RE:  Fusion Telecommunications International, Inc.
          Registration Statement on Form S-1/A Filed
          February 10, 2005 File No, 333-120412

Dear Ms. Grant:

              On behalf of Fusion Telecommunications International, Inc., electronically transmitted please find our responses to your comment letter and Amendment No. 4 which has been marked to show changes from Amendment No. 3. This response letter has been numbered to coincide with your comment letter. We would also like to call your attention to the other changes that have been made (not in response to your comment letter), i.e., the deal has been priced at $6.45 per share and $.05 per warrant and the amount of shares/warrants has been increased to 3,600,000 shares/warrants. The increase in deal size results in certain minor changes throughout the Registration Statement.

COMMENT 1: WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER THREE OF OUR LETTER DATED JANUARY 28, 2005. YET IT IS STILL NOT CLEAR TO US THAT THE PRIVATE OFFERING TO KARAMCO WILL BE CONSIDERED COMPLETED AT THE TIME OF EFFECTIVENESS OF THE REGISTRATION STATEMENT OR EVEN AT THE TIME OF COMPLETION OF THE INITIAL PUBLIC OFFERING.. THEREFORE, WE REISSUE THE COMMENT. PLEASE REMOVE THE 150,000 SHARES ISSUABLE TO KARAMCO FROM THE REGISTRATION STATEMENT AND REVISE YOUR DISCLOSURE IN THE RESALE PROSPECTUS AND LEGALITY OPINION ACCORDINGLY. WE ALSO NOTE THAT, IF YOU DO CHOOSE TO REGISTER THESE SHARES IN THE FUTURE, YOU SHOULD IDENTIFY KARAMCO AS AN UNDERWRITER.


Response:

We have revised the registration statement, the resale prospectus and our legal opinion to eliminate the shares offered by Karamco. We note your comment with respect to identifying Karamco as an underwriter in the future registration statement and will proceed accordingly. The Company has amended its agreement with Karamco (please see the amended exhibit 10.30) to provide that the Company will register the 150,000 shares within 60 days following the effective date. In the event that the Company does not register the shares, Karamco has the right to require the Company to purchase up to $1 million of shares at the greater of the IPO price or the market price 60 days after the effective date. The disclosure has been amended to address the revised agreement. Please see pages A-1, 43 and exhibit 10.30.

COMMENT 2: PLEASE CONSIDER INCLUDING A HEADING CALLED "EXECUTIVE COMPENSATION" OR A SIMILAR HEADING WHICH PRECEDES THE SUMMARY COMPENSATION TABLE. ALSO, PLEASE UPDATE YOUR EXECUTIVE COMPENSATION AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS DISCLOSURE TO REFLECT INFORMATION FOR THE ENTIRE YEAR ENDED DECEMBER 31, 2004. SEE ITEMS 402 AND 404 OF REGULATION S-K. IN ADDITION, TO THE EXTENT THAT YOU HAVE NOT ALREADY DONE SO, PLEASE UPDATE ANY OTHER INFORMATION REQUIRED UNDER REGULATION S-K TO BE UPDATED FOR 2004.

Response:

We have included a heading entitled "Executive Compensation" prior to the summary compensation table. The table has been revised to include information for the year ended December 31, 2004. The Registration Statement has been updated throughout to apply information with section 402 and 404, and any other information required to be updated by Regulation 511. Please see pages 63,65,66, 67 and II-1. We have specifically added a reference (as required by Item 511) that the Company is bearing all costs in connection with the registration of the selling security holders' securities.

COMMENT 3: WE NOTE FROM THE FEE TABLE THAT YOU ARE REGISTERING THE COMMON SHARES UNDERLYING THE REDEEMABLE WARRANTS THOUGH THEY ARE NOT EXERCISABLE FOR AT LEAST A YEAR. SUPPLEMENTALLY ADVISE US WHETHER YOU INTEND TO FILE A POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT TO PROVIDE UPDATED DISCLOSURE AND A REVISED COVER PAGE TO REFLECT THE ISSUANCE OF THE UNDERLYING COMMON STOCK AT SOME POINT IN TIME PRIOR TO THE WARRANTS BECOMING EXERCISABLE. ADDITIONALLY, INCLUDE A FOOTNOTE TO THE FEE TABLE INDICATING THAT YOU ARE REGISTERING THE COMMON SHARES UNDERLYING THE REDEEMABLE WARRANTS, BUT THAT THOSE COMMON SHARES ARE NOT BEING OFFERED AT THIS TIME. ALSO EXPLAIN IN THE FOOTNOTE THAT YOU WILL REVISE THE PROSPECTUS TO REFLECT THE OFFER OF THE COMMON SHARES ONCE THE WARRANTS BECOME EXERCISABLE.

Response:

We intend to file a post-effective amendment prior to the point in time that the warrants become exercisable. We have added the requested footnote as footnote #5 in the table. Please see the fee calculation table.

COMMENT 4: WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 10. PLEASE RECONCILE TO US YOUR STATEMENT IN THE RESPONSE THAT "[A]LL CATEGORIES OF REVENUE ARE RECORDED AND TRACKED AT THE PRODUCT AND CUSTOMER LEVEL" WITH YOUR STATEMENT IN YOUR RESPONSE TO PRIOR COMMENT 9 THAT YOU "TRACK AND MANAGE OFF-NET REVENUES AND COSTS BY PROVIDER (VENDOR) INSTEAD OF BY INDIVIDUAL DESTINATION."

Response:

In reviewing our response to #9 of your comment letter dated February 3, we have realized it may have been confusing. In order to clarify the intent of our response #9 we have added further disclosure and made certain adjustments to page 24 to explain that the Company manages its revenues by product and customer. It manages its costs of revenue by provider (vendor).

The Company tracks total revenue at the customer level because its sales force has to manage the revenue generation at the customer level, and invoices are billed to and collected at the customer.

It also has to track the same revenues by product, because different products have different billing and payment terms, and individual customers may have multiple billing and payment terms if they purchase multiple products. We have added disclosure to this effect, see page 24.


COMMENT 5: WE NOTE YOUR DISCLOSURE IN RESPONSE TO OUR PRIOR COMMENT 12 THAT, TO FACILITATE YOUR OFFER OF SERVICES, YOU HAVE AN "IN-COUNTRY PARTNERSHIP" IN LIBYA, A COUNTRY NAMED BY THE U. S.. STATE DEPARTMENT AS A COUNTRY THAT SPONSORS TERRORISM. TELL US WHEN YOU FIRST ENTERED INTO NEGOTIATIONS REGARDING CREATION OF THE PARTNERSHIP. IF BEFORE SEPTEMBER 21, 2004, THE DATE THAT ECONOMIC SANCTIONS AGAINST LIBYA ADMINISTERED BY THE U.S. TREASURY DEPARTMENT'S OFFICE OF FINANCIAL ASSETS CONTROL WERE LIFTED, PLEASE TELL US WHEN YOU BEGAN PROVIDING SERVICES IN LIBYA AND OUTLINE IN DETAIL THE TERMS OF THE PARTNERSHIP, INCLUDING WHEN IT BEGAN, HOW YOUR PARTNER HAS ASSISTED IN YOUR PROVISION OF SERVICES, AND WHETHER ANY LIBYAN GOVERNMENT ENTITY HAS HAD AN INTEREST IN THE PARTNERSHIP. ADVISE US OF YOUR VIEW AS TO THE MATERIALITY OF THE PARTNERSHIP TO YOUR COMPANY, AND WHETHER THE PARTNERSHIP CONSTITUTES A MATERIAL INVESTMENT RISK TO YOUR SECURITY HOLDERS, BY VIRTUE OF YOUR TIES TO A COUNTRY IDENTIFIED AS A STATE SPONSOR OF TERRORISM AND SUBJECT TO UNITED STATES ECONOMIC SANCTIONS.

IN PREPARING YOUR RESPONSE, PLEASE CONSIDER THAT EVALUATIONS OF MATERIALITY SHOULD NOT BE BASED SOLELY ON QUANTITATIVE FACTORS, BUT SHOULD INCLUDE CONSIDERATION OF ALL FACTORS (INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE) THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION.

PLEASE INCLUDE IN YOUR RISK FACTORS A DESCRIPTION OF ANY MATERIAL RISKS TO YOUR COMPANY, QUANTITATIVE OR OTHERWISE, RELATED TO THIS PARTNERSHIP AND TO DOING BUSINESS IN LIBYA. PROVIDE US WITH ANY OTHER DETAILS THAT YOU HAVE CONSIDERED IN ASSESSING THE CURRENT AND FUTURE MATERIALITY OF THIS PARTNERSHIP TO YOUR BUSINESS.

Response:

Efonica, a company incorporated in the Technology, Electronic Commerce and Media Free Zone in Dubai, United Arab Emirates that Fusion had a majority ownership in, entered into a reseller agreement in March 2004 with an individual whose primary place of business is Libya for the resale of Efonica VoIP services. The agreement was entered into independently and without the assistance of Fusion. In January 2005, Fusion entered into an agreement to acquire the 49.8% minority interest in the Efonica joint venture, contingent upon the successful completion of a public offering by March 1 ,2005. We have been informed that the individual in Libya with whom Efonica has entered into the reseller agreement has no affiliation with the Libyan government and only acts as a reseller of Efonica's services. We have reviewed the Libyan Sanction Regulations set forth in Title 31
Part 550 of the U.S. Code of Federal Regulations along with U.S. Department of Treasury, Office of Foreign Assets Control public information statements and note that "Independent transactions with Libya by foreign subsidiaries of U.S. firms are permitted if no U.S. person or permanent resident has a role (see Libya, An Overview of the Libyan Sanction Regulations, Title 31 Part 550 of the U.S. Code of Federal Regulations; Department of Treasury, Office of Foreign Assets Control, March 2, 2004 at p.2.) With respect to the transaction between Efonica and the company in Libya; (i) no U.S. person or permanent resident had or has a role in the Libya transaction (in fact, no Efonica employee is a U.S. citizen); (ii) the reseller represents an insignificant and immaterial amount of Fusion's revenues (under .05% in the first 9 months of 2004); (iii) neither Efonica nor Fusion have made any investment in Libya, or in any Libyan company or entity, directly or indirectly (iv) neither Efonica nor Fusion has any assets in Libya; and (v) Fusion, the U.S. parent, did not engage in facilitating actions.

Also please note that: "On September 20, 2004, the President signed an executive order (the E.O.) terminating the national emergency declared in Executive Order 12543 of January 7, 1986, with respect to the policies and actions of the Government of Libya and revoking that Order, Executive Order 12544 of January 8, 1986, and Executive Order 12801 of April 15, 1992, all of which imposed sanctions against Libya in response to the national emergency. The E.O. is effective at 12:01 a.m. eastern daylight time on September 21, 2004. As of that time, the prohibitions of the Libyan Sanction Regulations, 31 C.F.R. Part 550, will be lifted, and all property and interests in property blocked under the LSR will be unblocked." (see, Libya, Termination of Emergency Declared in Executive Order 12543 with Respect to the Policies and Actions of the Government of Libya and Revocation of Related Executive Orders; Department of Treasury, Office of Foreign Assets Control, September, 2004 at P.1.)

Libya is no longer subject to U.S. economic sanctions set forth in the E.O.'s or Title 31 Part 550 of the U.S. Code of Federal Regulations, as amended. Neither Efonica or Fusion was the subject of any Department of Treasury, Office of Foreign Assets Control action or proceeding regarding the transactions in question as of, or prior to, the effective date of the E.O. and does not have any knowledge that it will be subject to any action nor proceeding following the effective date of the E.O. Accordingly, the Company has carefully considered all of the above factors and respectfully does not believe that a risk factor is appropriate.

COMMENT 6: REVISE THE FIRST PARAGRAPH TO INDICATE THE NUMBER OF SHARES OF COMMON STOCK THAT WILL BE AVAILABLE FOR RESALE WHEN THE WARRANTS BECOME EXERCISABLE. WE NOTE THAT YOU INCLUDE THIS INFORMATION IN THE RISK FACTOR ON PAGE 14

RESPONSE:

We have made the requested revision to indicate the number of shares that will be available for resale when the warrants become exercisable. See page 72.

COMMENT 7: WE NOTE THAT THE UNDERWRITING AGREEMENT SUGGESTS KIRLIN SECURITIES WILL SOLICIT THE EXERCISE OF WARRANTS ISSUED IN THE PUBLIC OFFERING. PLEASE TELL US WHETHER YOU HAVE CONSIDERED WHETHER THIS SPECIAL SELLING EFFORT COULD CAUSE YOU TO BE CONSIDERED IN DISTRIBUTION AND WHAT STEPS WILL BE TAKEN TO ENSURE THE RESTRICTIONS SET FORTH IN RULES 101 AND 102 OF REGULATION M ARE NOT VIOLATED. PLEASE ALSO SEE THE ANSWER TO THE FIRST QUESTION CONCERNING DISTRIBUTION IN THE DIVISION OF MARKET REGULATION: STAFF LEGAL BULLETIN NO. 9, FREQUENTLY ASKED QUESTIONS ABOUT REGULATION M, AVAILABLE ON OUR WEBSITE,

Response:

The company and the representative of the underwriters are aware that if the representative were to engage in solicitation activities for the exercise of the warrants, the solicitation activities would constitute special selling efforts and selling methods. Therefore, during the time that any special selling efforts and selling methods were taking place, the company and the representative understand that they would be participating in a distribution as defined under Regulation M and would need to comply with the requirements and limitations set forth in Rules 101 and 102 of Regulation M. For example, the representative would not engage in any market making activities and would not purchase or seek to induce any person to purchase the common shares of the company during the applicable restricted period, other than in connection with the solicitation of the exercise of the warrants. Also, the representative would not disseminate any opinion about the company or issue a recommendation to purchase securities of the company unless the conditions of Rules 138 and 139 are met. Similarly, the company would also observe the limitations applicable to it and is aware that engaging in promotional activities could be a violation of Rule 102 during the applicable restricted period, and therefore, it would not engage in activities that would be considered promotional at such time.

COMMENT 8: IN LIGHT OF THE COMPANY'S CURRENT PERIOD LOSS AND USE OF CASH IN OPERATIONS, COMBINED WITH YOUR HISTORY OF LOSSES AND USE OF CASH IN OPERATIONS, IT APPEARS YOU SHOULD HAVE TESTED YOUR LONG-LIVED ASSETS FOR RECOVERABILITY PURSUANT TO PARAGRAPH 8 OF SFAS 144. IN THIS REGARD, WE ALSO NOTE THE TREND OF REVENUES SHIFTING FROM ON-NET TO OFF-NET IN THE TABLE ON PAGE 25. PLEASE EXPLAIN TO US MANAGEMENT'S CONSIDERATION OF THESE CIRCUMSTANCES WHEN COMPLYING WITH THE GUIDANCE IN SFAS 144. IF YOU DID TEST YOUR LONG-LIVED ASSETS FOR IMPAIRMENT, TELL US WHEN AND EXPLAIN TO US IN DETAIL WIRY AN IMPAIRMENT WAS NOT RECOGNIZED. IF YOU HAVE NOT TESTED YOUR LONG-LIVED ASSETS FOR IMPAIRMENT EXPLAIN TO US WHY NOT

Response:

The net book value of the Company's equipment at September 30, 2004 was approximately $2 million which includes two switches with an aggregate net book value of approximately $1.1 million. The net book value of one switch was reduced by an impairment recorded in 2003 of $375,000. The other switch with a net book value of approximately $800,000 was put into service in September 2004. The age of the remaining net book value of equipment of approximately $.9 million is primarily under 3 years old and primarily represents the Company's domestic infrastructure. Substantially all of the Company's domestic infrastructure supports its "on-net" and "off net" revenue streams.

The Company complies with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company continually evaluates whether events and circumstances have occurred that indicates the remaining estimated useful life of long-lived assets, such as property and equipment may warrant revision, or the remaining balance may not be recoverable. As noted in Footnote 2 to the financial statements, the Company has recorded impairments of $375,000 in 2003 and $468,000 in 2002.

Management has not relied on discounted cash flows to determine the recoverability of its long lived assets. Management has proceeded to evaluate whether an impairment charge should be recorded by comparing the carrying amount of its long-lived assets to their fair value. As noted in SFAS No. 144, "the fair value of an asset (liability) is the amount at which that asset (liability) could be bought (incurred) or sold (settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, in many instances, quoted market prices in active markets will not be available for the long-lived assets (asset groups) covered by this Statement. In those instances, the estimate of fair value shall be based on the best information available, including prices for similar assets (groups) and the results of using other valuation techniques."

In determining the fair value of its equipment, the Company used primarily replacement cost of its equipment from vendor price lists less appropriate discounts, as applicable. In comparing the fair value of its equipment under this methodology to the net book value reflected on its consolidated balance sheets, the Company has determined that no impairment, except as reflected in the financial statements, should be recorded.

COMMENT 9: PLEASE COMPLY WITH ALL OF THE ABOVE COMMENTS AS APPLICABLE.

Response:

There was only one change required to be made to the interim Financial Statements. Please see footnote 21 on page F-26.

COMMENT 10: WE NOTE, AS A RESPONSE TO OUR PRIOR COMMENT 19, YOUR DELETION OF INFORMATION REGARDING THE EXERCISE PRICE OF THE WARRANTS. RATHER THAN DELETING THIS INFORMATION TO FIT THE ONE-PAGE LIMIT, PLEASE CONSIDER DELETING UNNECESSARY, IMMATERIAL AND REDUNDANT INFORMATION, INCLUDING UNNECESSARY PARENTHETICAL DEFINITIONS AND MOST OF THE INFORMATION CONTAINED IN THE THIRD PARAGRAPH.

Response:

We have included the information regarding exercise of the warrants. We have eliminated duplicative information, parenthetical information and certain legalese that did not comply with the "Plain English Rules." The alternate cover page now meets the one page requirement. Please see the alternate cover page.

COMMENT 11: REVISE THE LEGALITY OPINION TO HAVE COUNSEL OPINE THAT THE WARRANTS ARE LEGAL AND BINDING OBLIGATIONS OF THE ISSUER.

Response:

We have revised our opinion to opine that the warrants are legal and binding obligations of the issuer. We have also eliminated the Karamco shares from our opinion. The revised opinion is filed as Exhibit 5.1.

SUPPLEMENTAL RESPONSE

The Company has considered FIN 46 (R) in evaluating whether its equity method of accounting of one of its joint venture is appropriate. The Company believes the impact of the consolidation of this joint venture would be immaterial to the December 31, 2003, 2002 and 2001 and September 30, 2004 and 2003 financial statements. The Company will re-address its accounting for this joint venture should it become material to the Company's consolidated financial statements.

The Company believes that they have responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know. The Company and the Underwriter would like to go effective prior to the end of the day on February 11, 2005. We have filed an amended acceleration request on behalf of the Company and a request on behalf of the underwriter. We have been informed that the NASD examiner will contact you today to inform you that the underwriter's compensation has been approved. Your anticipated cooperation is greatly appreciated.

Sincerely,




\s\ Arthur S. Marcus, Esq.
Arthur S. Marcus, Esq.